UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Execution & Clearing, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York (City) NY (State) 10282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D'Onofrio (212) 357-4872
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

[redacted]

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11019433

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We, the undersigned, members of Goldman Sachs Execution and Clearing, L.P., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the Company of Goldman Sachs Execution & Clearing, L.P., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Signature

Mark W. Holloway
Name

Chief Financial Officer
Title

Subscribed and sworn before me;
This 28th day of February 2011

Notary Public

ELIZABETH DIORIO
ID # 2381935
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/2/2014

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
PURSUANT to RULE 17a-5 of the
SECURITIES and EXCHANGE COMMISSION

As of December 31, 2010

pwc

Report of Independent Auditors

To the Partners of Goldman Sachs Execution & Clearing, L.P.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Execution & Clearing, L.P. and its subsidiaries (the "Firm") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of December 31, 2010
(in thousands)

Assets		
Cash and cash equivalents	$	38,857
Cash and securities segregated for regulatory and other purposes (includes $2,160,403 at fair value)		2,994,665
Collateralized agreements:		
Securities borrowed		8,842,703
Financial instruments purchased under agreements to resell, at fair value		2,531,900
Receivables from brokers, dealers and clearing organizations		801,272
Receivables from customers and counterparties (includes $26,118 at fair value)		6,747,120
Financial instruments owned, at fair value		5,466
Financial instruments owned and pledged as collateral, at fair value		28,209
Total financial instruments owned, at fair value		33,675
Other assets		169,655
Total assets	$	22,159,847
Liabilities and Partners' Capital		
Unsecured short-term borrowings	$	2,384
Collateralized financings:		
Securities loaned		7,246,931
Financial instruments sold under agreements to repurchase, at fair value		2,091,214
Payables to brokers, dealers and clearing organizations		283,901
Payables to customers and counterparties		9,292,591
Financial instruments sold, but not yet purchased, at fair value		18,713
Other liabilities and accrued expenses		422,870
Total liabilities		19,358,604
Commitments, contingencies and guarantees		
Subordinated borrowings		1,680,000
Partners' capital		1,121,243
Total liabilities and partners' capital	$	22,159,847

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Description of Business

Goldman Sachs Execution & Clearing, L.P. (GSEC), a limited partnership, is a registered U.S. broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), a registered futures commission merchant with the Commodity Futures Trading Commission (CFTC) and the National Futures Association (NFA). GSEC, together with its consolidated subsidiaries (collectively, the Company), is a wholly owned subsidiary of SLK LLC, a limited liability company. SLK LLC is owned by Goldman Sachs Trade Management LLC, which is a wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The Federal Reserve Board is the primary U.S. regulator of Group Inc., a financial holding company.

The Company provides a wide range of brokerage and investment services to a substantial and diversified client base. The Company's activities primarily consist of:

- **Market Making and Principal Investments.** The Company engages in floor-based and electronic market making as a Designated Market Maker (DMM) on U.S. equities exchanges in equity securities and options.

- **Execution and Clearance.** The Company facilitates and finances transactions with a diverse group of corporations, financial institutions, governments, hedge funds and individuals. It executes and clears customer transactions on major stock, options and futures exchanges worldwide.

Note 2. Basis of Presentation

This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of GSEC and all other entities in which the Company has a controlling financial interest. Intercompany transactions and balances have been eliminated.

All references to 2010 unless specifically stated otherwise, refer to the Company's calendar year ended, or the date, as the context requires, December 31, 2010. Any reference to a future year refers to a calendar year ending on December 31 of that year.

Note 3. Significant Accounting Policies

The Company's significant accounting policies include when and how to measure the fair value of assets and liabilities, accounting for identifiable intangible assets, and when to consolidate an entity. See Notes 5 through 7 for policies on fair value measurements, and Note 10 for policies on identifiable intangible assets. All other significant accounting policies are either discussed below or included in the following footnotes:

Consolidation
The Company consolidates entities in which the Company has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity.

Voting Interest Entities. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity, and the right to receive residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity is consolidated.

Variable Interest Entities (VIE). A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The Company has a controlling financial interest in a VIE when the Company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Use of Estimates

Preparation of this consolidated statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements, accounting for identifiable intangible assets and the provision for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information, but actual results could be materially different.

Financial Instruments at Fair Value. Total financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value. In addition, the Company has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

Commissions and Fees. The Company earns "Commissions and fees" from executing and clearing client transactions on stock, options and futures markets. Commissions and fees are recognized on the day the trade is executed.

Transfers of Assets

Transfers of assets are accounted for as sales when the Company has relinquished control over the assets transferred. Assets or liabilities that arise from the Company's continuing involvement with transferred assets are measured at fair value. For transfers of assets that are not accounted for as sales, the assets remain in "Total financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing. See Note 8 for further information about transfers of assets accounted for as collateralized financings.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally consist of collateralized receivables, primarily customer margin loans, related to client transactions. Certain of the Company's receivables from customers and counterparties are accounted for at fair value under the fair value option. See Note 7 for further information about the fair values of these receivables.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Recent Accounting Developments

Improving Disclosures about Fair Value Measurements (ASC 820). In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. Certain of these disclosure requirements were effective for the Company for the year ended December 2010, while others are effective for financial condition issued for reporting periods beginning after December 15, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not and will not affect the Company's financial condition, results of operations or cash flows.

Note 4. Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Total financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with U.S. GAAP. See Note 7 for further information about the fair value option. The table below presents the Company's total financial instruments owned, at fair value, including those pledged as collateral, and Financial instruments sold, but not yet purchased (in thousands):

	As of December 2010	
	Total Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Money market instruments	$ 2,550	$ -
Equities	31,125	18,713
Total	**$ 33,675**	**$ 18,713**

Note 5. Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets.

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Company had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair value of certain level 2 and level 3 financial assets and financial liabilities may include valuation adjustments for counterparty and the Company's credit quality, transfer restrictions, large and/or concentrated positions, illiquidity and bid/offer inputs.

Financial Instruments by Level

The table below presents, by level within the fair value hierarchy, financial instruments owned and sold but not yet purchased, at fair value, and other financial assets and financial liabilities accounted for at fair value under the fair value option.

See Note 7 for the valuation methodologies and inputs for other financial assets and financial liabilities accounted for at fair value under the fair value option.

	Financial Assets at Fair Value as of December 2010 (in thousands)			
	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory and other purposes	$ 1,012,200 [1]	1,148,203 [2]	-	$ 2,160,403
Securities borrowed	-	8,842,703	-	8,842,703
Securities purchased under agreements to resell	-	2,531,900	-	2,531,900
Receivables from customers and counterparties	-	26,118	-	26,118
Total financial instruments owned	31,446	-	2,229 [3]	33,675
Total	**$ 1,043,646**	**$ 12,548,924**	**$ 2,229**	**$ 13,594,799**

	Financial Liabilities at Fair Value as of December 2010 (in thousands)			
	Level 1	Level 2	Level 3	Total
Securities loaned	$ -	$ 7,246,931	$ -	$ 7,246,931
Securities sold under agreements to repurchase, at fair value	-	2,091,214	-	2,091,214
Financial instruments sold, but not yet purchased, at fair value	18,713	-	-	18,713
Total	**$ 18,713**	**$ 9,338,145**	**$ -**	**$ 9,356,858**

1. Consists of money market instruments measured at fair value.

2. Consists of resale agreements. The underlying securities have been segregated to satisfy certain regulatory requirements.

3. Consists of non-publicly traded equity securities.

Note 6. Derivatives Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange (exchange-traded). The Company does not trade or carry any OTC derivatives but enters into derivative transactions to facilitate client transactions.

Market-Making. As a market maker, the Company enters into listed derivative transactions with clients and other market participants to provide liquidity and to facilitate the transfer and hedging of risk. In this capacity, the Company typically acts as principal and is consequently required to commit capital to provide execution. As a market maker, it is essential to maintain an inventory of financial instruments sufficient to meet expected client and market demands.

Note 7. Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value
The Company has elected to account for certain of its other financial assets and financial liabilities at fair value under the fair value option.

The primary reasons for electing the fair value option are to:

- reflect economic events in earnings on a timely basis;
- mitigate volatility in earnings from using different measurement attributes; and

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- resale and repurchase agreements;
- securities borrowed and loaned consisting of the Company's financing activities;
- certain receivables from customers and counterparties, including certain margin loans

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for counterparty and the Company's credit quality.

Significant inputs for each category of other financial assets and financial liabilities at fair value are as follows:

Resale and Repurchase Agreements and Securities Borrowed and Loaned. The significant inputs to the valuation of resale and repurchase agreements and securities borrowed and loaned are the amount and timing of expected future cash flows, interest rates and collateral funding spreads. See Note 8 for further information.

Receivables from customers and counterparties. The significant inputs to the valuation of certain receivables from customers and counterparties are commodity prices, interest rates and the amount and timing of expected future cash flows.

Note 8. Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements or reverse repurchase agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements) and securities loaned. The Company enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions, and finance certain Company activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists.

The table below presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions (in thousands):

	As of December 2010
Securities borrowed	$ 8,842,703
Securities purchased under agreements to resell	2,531,900
Securities loaned	7,246,931
Securities sold under agreements to repurchase	2,091,214

Resale and Repurchase Agreements.
A resale agreement is a transaction in which the Company purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the Company sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency obligations.

The Company receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the Company typically requires delivery of collateral with a fair value approximately equal to or greater than the carrying value of the relevant assets in the consolidated statement of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. However, "repos to maturity" are accounted for as sales. A repo to maturity is a transaction in which the Company transfers a security that has very little, if any, default risk under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Therefore, the Company effectively no longer has a repurchase obligation and has relinquished control over the underlying security, and accordingly, accounts for the transaction as a sale. The Company had no such transactions outstanding as of December 2010.

The Company enters substantially all its financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase transactions with Goldman, Sachs & Co. ("GSCO").

Securities Borrowed and Loaned Transactions
In a securities borrowed transactions, the Company borrows securities from counterparty in exchange for cash. When the Company returns the securities, the counterparty returns the cash. Interest is generally paid periodically over the life of the transaction.

In a securities loaned transaction, the Company lends securities to counterparty typically in exchange for cash or securities or a letter of credit. When the counterparty returns the securities, the Company returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The Company receives securities borrowed, makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. For securities borrowed transactions, the Company typically requires delivery of collateral with a fair value approximately equal to or greater than the carrying value of the securities borrowed transaction.

Securities borrowed and loaned which is related to certain Company financing activities, are recorded at fair value under the fair value option.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. The Company conducts substantially all its securities borrowed and loaned transactions with GSCO and Goldman Sachs International ("GSI").

As of December 2010, the Company had $1.15 billion of securities received under resale agreements that were segregated to satisfy certain regulatory requirements. These securities are included in "Cash and securities segregated for regulatory and other purposes."

Collateral Received and Pledged
The Company receives financial instruments (e.g. U.S. government, federal agencies and corporate obligations, as well as equities) as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans. The resale agreements and securities borrowed related transactions are primarily conducted with GSCO.

In many cases, the Company is permitted to deliver or repledge these financial instruments when entering into repurchase agreements, securities lending agreements, collateralizing derivative transactions and meeting Company or customer settlement requirements.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the Company (in thousands):

	As of December 2010	
Collateral available to be delivered or repledged	$	27,880,081
Collateral that was delivered or repledged		27,669,748

The Company also pledges certain financial assets in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged by the Company (in thousands):

	As of December 2010	
Financial instruments owned pledged to counterparties that had the right to deliver or repledge	$	28,209
Did not have the right to deliver or repledge		114

Note 9. Other Assets

Other assets are generally less liquid, nonfinancial assets. The table below presents other assets by type (in thousands):

	As of December 2010	
Property, leasehold improvements and equipment	$	2,138
Identifiable intangible assets [1]		76,000
Deferred tax assets [2]		48,061
Exchange memberships		19,362
Other		24,094
Total	**$**	**169,655**

1. See Note 10 for further information about identifiable intangible assets.
2. See Note 19 for further information about income taxes.

Property, Leasehold Improvements and Equipment

All Property, leasehold improvements and equipment that the Company uses are in connection with its operations.

Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset.

Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter.

Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. The Company's policy for impairment testing of property, leasehold improvements and equipment is the same as is used for identifiable intangible assets with finite lives. See Note 10 for further information.

Note 10. Identifiable Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets, which are included in "Other Assets" (in thousands):

		As of December 2010	
NYSE DMM rights	Gross carrying amount	$	319,564
	Accumulated amortization		(243,564)
	Net carrying amount	$	76,000

Identifiable intangible assets, which consist of New York Stock Exchange (NYSE) DMM rights are considered to have finite lives and are amortized over their estimated lives. The weighted average remaining life of the Company's identifiable intangibles is approximately 11 years.

Identifiable intangible assets are tested for recoverability whenever events or changes in circumstances indicate that an asset's or asset group's carrying value may not be recoverable.

If a recoverability test is necessary, the carrying value of an asset or asset group is compared to the total of the undiscounted cash flows expected to be received over the remaining useful life and from the disposition of the asset or asset group.

- If the total of the undiscounted cash flows exceeds the carrying value, the asset or asset group is not impaired.
- If the total of the undiscounted cash flows is less than the carrying value, the asset or asset group is not fully recoverable and an impairment loss is recognized as the difference between the carrying amount of the asset or asset group and its estimated fair value.

During the fourth quarter of 2010, as a result of continuing weak operating results in the Company's NYSE DMM business, the Company tested its NYSE DMM rights for impairment in accordance with ASC 360. Because the carrying value of the Company's NYSE DMM rights exceeded the projected undiscounted cash flows over the estimated remaining useful life of the Company's NYSE DMM rights, the Company determined that the rights were impaired. The Company estimated this fair value, which is a level 3 measurement, using a relative value analysis which incorporated a comparison to another DMM portfolio that was transacted between third parties.

Note 11. Short-Term Borrowings

The Company obtains unsecured short-term borrowings primarily from Group Inc. at floating rates of interest, which are based on prevailing market rates. As of December 2010, these borrowings were $2.38 million. The Company has a third party line of credit for $1.5 billion. This is a secured facility with the Company pledging collateral to the third party. At December 31, 2010, the Company had no outstanding third party loan balance. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Note 12. Subordinated Borrowings

Subordinated borrowings are obtained from Group Inc. As of December 2010, outstanding subordinated borrowings, which mature in October 2011, bear interest at floating rates and total $1.68 billion. The borrowing agreement contains an automatic rollover provision, whereby the maturity date will be extended an additional year, provided the borrower does not give notice of repayment on or before the day seven months preceding the then in effect maturity date. The Company has not given notice of repayment as of February 28, 2011. Amounts borrowed under this subordinated loan agreement bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value due to the floating rates. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 13. Other Liabilities and Accrued Expenses

The table below presents other liabilities and accrued expenses by type (in thousands):

	As of December 2010	
Compensation and benefits	$	54,091
Income tax related liabilities [1]		96,373
Accrued expenses and other payables [2]		272,406
Total	**$**	**422,870**

1. See Note 19 for further information about income taxes.

2. Includes 2009 current income taxes due to GS Group Inc. to be settled in January 2011.

Note 14. Commitments, Contingencies and Guarantees

Leases

The Company has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2014. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals, are set forth below (in thousands):

	As of December 2010	
2011	$	2,566
2012		2,465
2013		1,548
2014		1,370
Total	**$**	**7,949**

Contingencies

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition.

Guarantees
The Company, in its capacity as an agency lender, indemnifies most of its securities lending customers against losses incurred in the event that borrowers do not return securities and the collateral held is insufficient to cover the market value of the securities borrowed.

In the ordinary course of business, the Company provides other financial guarantees of the obligations of third parties (e.g., standby letters of credit and other guarantees to enable clients to complete transactions and fund-related guarantees). These guarantees represent obligations to make payments to beneficiaries if the guaranteed party fails to fulfill its obligation under a contractual arrangement with that beneficiary.

Indemnities and Guarantees of Service Providers. In the ordinary course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults.

In connection with its prime brokerage and clearing businesses, the Company agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client.

The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make any material payments under these arrangements and no material liability related to these guarantees and indemnifications has been recognized in the consolidated statement of financial condition as of December 2010.

Note 15. Net Capital Requirements

GSEC is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. GSEC has elected to compute net capital in accordance with the "Alternate Net Capital Requirement" as permitted by Rule 15c3-1. As of December 2010, GSEC had regulatory net capital, as defined, of $1.96 billion which exceeded the minimum net capital requirement of $132.93 million by $1.83 billion.

Spear Leeds & Kellogg Specialists, LLC (SLKS), a subsidiary of GSEC, is subject to Rule 15c3-1, which was in compliance as of December 2010. This subsidiary of GSEC is also subject to additional regulatory requirements of exchanges of which it is a member. As of December 2010, these requirements were greater than the minimum requirements under Rule 15c3-1. As of December 2010, this entity was in compliance with the applicable exchange requirements. GSEC's net capital includes a reduction for the capital invested in each subsidiary to satisfy any applicable requirements.

As of December 2010, GSEC made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve amount and value of securities held on deposit in the Reserve Bank account was $18.07 million.

Note 16. Related Party Transactions

The Company enters into transactions with Group Inc. and affiliates in the normal course of business as part of its market making, financing and general operations. Amounts outstanding to/from Group Inc. and affiliates are presented in the table below (in thousands):

		As of December 2010
Assets		
Cash and securities segregated for regulatory and other purposes	$	1,148,203
Collateralized agreements:		
Securities borrowed		8,842,703
Securities purchased under agreements to resell, at fair value		2,531,900
Receivables from brokers, dealers and clearing organizations		568,026
Other assets		2,763
Liabilities		
Unsecured short-term borrowings	$	2,384
Collateralized financings:		
Securities loaned		7,246,931
Securities sold under agreements to repurchase, at fair value		2,091,214
Payables to brokers, dealers and clearing organizations		224,061
Other liabilities and accrued expenses[1]		170,043
Subordinated borrowings		1,680,000

1. Includes 2009 current income taxes due to GS Group Inc. to be settled in January 2011.

Note 17. Employee Benefit Plans

The Company's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Group Inc. also provides certain benefits to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, Group Inc. maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs.

Defined Contribution Plans

The Company contributes to a Group Inc. employer-sponsored U.S. defined contribution plan.

Note 18. Employee Incentive Plans

The Company participates in the share-based compensation plans of Group Inc. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award. Share-based employee awards that require future service are amortized over the relevant service period. Group Inc. pays cash dividend equivalents on outstanding RSUs.

Stock Incentive Plan

The Company participates in a Group Inc. sponsored stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units (RSUs), awards with performance conditions and other share-based awards. In the second quarter of 2003, the SIP was approved by Group Inc.'s shareholders, effective for grants after April 1, 2003. The SIP was further amended and restated, effective December 31, 2008.

Restricted Stock Units

Group Inc. issues RSUs to employees of the Company under the SIP, primarily in connection with year-end compensation and acquisitions. RSUs are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. Year-end RSUs generally vest and deliver as outlined in the applicable RSU agreements. Employee RSU agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death and extended absence. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock Options

Stock options generally vest as outlined in the applicable stock option agreement. Options granted in February 2010 will generally become exercisable in one third installments in January 2011, January 2012 and January 2013 and will expire in February 2014. Employee stock option agreements provide that vesting is accelerated in certain circumstances, such as on retirement, death and extended absence. In general, options grant ed prior to February 2010 expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the SIP and the applicable stock option agreement.

Note 19: Income Taxes

The Company is taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the Company is subject to U.S. federal and various state and local income taxes on its earnings. The Company also continues to be subject to taxes in foreign jurisdictions on certain of its operations. The Company is included with Group Inc. and subsidiaries in the consolidated corporate tax return as well as the consolidated/combined state and local tax returns. The Company computes its tax liability as if it was filing a tax return on a modified separate company basis and will settle such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the Company generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement.

Deferred Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively. See Notes 9 and 13 for further information.

The table below presents the significant components of deferred tax assets and liabilities (in thousands):

	As of December 2010	
Deferred tax assets		
Compensation and benefits	$	17,426
Depreciation and amortization		25,106
Legal Reserves		7,093
Total deferred tax assets	$	49,625
Deferred tax liabilities		
Unrealized gains	$	1,149
Other, net		415
Total deferred tax liabilities	$	1,564

No valuation allowance was required and there was no change in the valuation allowance during the year. The Company recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statement. As of December 31, 2010, the Company did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations
The Company is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Company has significant business operations such as New York State and City. All years subsequent and including 2005 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities. The Company believes that the liability for unrecognized tax benefits it has established is adequate in relation to the potential for additional assessments.

Note 20. Credit Concentrations

Credit concentrations may arise from market making, client facilitation, lending and collateralized transactions and may be impacted by changes in economic, industry or political factors. The Company seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the Company's activities expose it to many different industries and counterparties, the Company routinely executes a high volume of transactions with asset mangers, investment funds, commercial

banks, brokers and dealers, clearing houses and exchanges which results in significant credit concentrations.

In the ordinary course of business, the Company may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

As of December 2010, the Company did not have credit exposure to any counterparty, except for related parties, that exceeded 2% of the Company's total assets.

Note 21. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 28, 2011 and determined that there were no material events or transactions that would require recognition or disclosure in the statement of financial condition.

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Report of Independent Accountants

To the Partners of
Goldman Sachs Execution & Clearing, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Goldman Sachs Execution & Clearing, L.P. for the year ended December 31, 2010, which were agreed to by Goldman Sachs Execution & Clearing, L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Goldman Sachs Execution & Clearing's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for Goldman Sachs Execution and Clearing's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: The amount in 2B, $1,302,514, was paid with wire #B1QGC02C007156 on July 30, 2010. The amount in 2G, $1,144,681 was paid with wire #C77007137 on February 28, 2011, for a total assessment payment of $2,447,195.

2. Compared the Total non-interest revenues amount of $1,097,320,000 reported on page 2 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $1,165,188,404 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010, noting a reconciling balance of $67,868,404.

   Compared the reconciling balance of $67,868,404 noted above as follows:

   a. Agreed an addition of $93,254,000 relating to Interest income for the year ended December 31, 2010 to the amount reported as Interest income on page 2 of the audited Form X-17A-5. No differences noted.

   b. Agreed a deduction of $25,417,054 relating to revenues for the year ended December 31, 2010 attributable to subsidiaries that file their own Form SIPC-7 (Spear, Leeds & Kellogg Specialists LLC) to "Income Statement 12-31-10", "IS Worksheet" worksheet tab provided by Kelly Seidito, Senior Accounting Officer (SAO). No differences noted.

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c. Agreed an addition of $31,685 relating to losses for the year ended December 31, 2010 attributable to foreign subsidiaries was to "Income Statement 12-31-10", "IS Worksheet" worksheet tab provided by Kelly Seidito, SAO. No differences noted.

d. Recalculated a rounding difference of $227 arising as a result of the revenue reported on the audited Form X-17A-5 being presented to the nearest thousand dollars.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared addition on line 2b(2), Net loss from principal transactions in securities in trading accounts of $4,089,096 to "0495 SIPC REPORT December Actual", "Statement of Income (Loss)" worksheet tab provided by Kelly Seidito, SAO. No differences noted.

   b. Compared deduction on line 2c(2), Revenues from commodity transactions of $117,763,522 to "0495 SIPC REPORT December Actual", "Statement of Income (Loss)" worksheet tab provided by Kelly Seidito, SAO. No differences noted.

   c. Compared deduction on line 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $33,911,659 to "0495 SIPC REPORT December Actual", "ECN Fees Paid to other SIPC" worksheet tab provided by Kelly Seidito, SAO. No differences noted.

   d. Compared total interest and dividend expense on line 2c(9)(i) of ($25,222,131) to "0495 SIPC REPORT December Actual", "Statement of Income (Loss)" worksheet tab provided by Kelly Seidito, SAO. No differences noted.

   e. Compared the 40% of interest earned on customers securities accounts on line 2c(9)(ii) of $38,724,246, to Margin Interest of $96,810615 reported on "0495 SIPC REPORT December Actual", "Statement of Income (Loss)" worksheet tab provided by Kelly Seidito, SAO multiplied by . No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the 40% of interest earned on customers securities accounts, on line 2c(9)(ii) of $38,724,246. Compared interest earned on customers securities accounts, of $96,810,615 to margin interest reported on "0495 SIPC REPORT December Actual", "Statement of Income (Loss)" worksheet tab provided by Kelly Seidito, SAO. No differences noted.

   b. Recalculated all subtotals and totals on Form SIPC-7T, pages 1 and 2, and the mathematical accuracy of the amounts listed in procedures 2 and 3. No differences noted.

   c. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2d of $978,878,073 and $2,447,195, respectively of the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the

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applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Partners of Goldman Sachs Execution and Clearing, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011

SIPC-7

(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(31-REV 5/10)

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-00526 FINRA DEC
GOLDMAN SACHS EXECUTION & CLEARING, L.P.
200 WEST STREET
NEW YORK, NY 10282

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kelly Seidito 917-343-8538

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 2,447,195
B.	Less payment made with SIPC-6 filed (exclude interest) 07/30/2010 Date Paid	(1,302,514)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,144,681
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,144,681
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1,144,681 - WIRE	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Goldman Sachs Execution & Clearing, L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 11.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,165,188,404
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	4,089,096
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	4,089,096
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	117,763,522
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	33,911,659
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ (25,222,131)	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 38,724,246	
Enter the greater of line (i) or (ii)	38,724,246
Total deductions	190,399,427
2d. SIPC Net Operating Revenues	$ 978,878,073
2e. General Assessment @ .0025	$ 2,447,195
	(to page 1 but not less than $150 minimum)

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Report of Independent Accountants

To the Partners of
Spear, Leeds & Kellogg Specialists LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Spear, Leeds & Kellogg Specialists LLC (the Company) for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: The amount in 2B, $49,925, was paid with wire #0431042 on July 30, 2010. The amount in 2F, $32,518 was paid with wire #C77007170 on February 28, 2011, for a total assessment payment of $82,443. No differences noted.

2. Compared the Total revenue amount of $25,420,741 reported on the "0485 - SIPC REPORT December Actual", "Statement of Income (Loss)" worksheet tab provided by Kelly Seidito, Senior Accounting Officer (SAO), to the Total revenue amount of $25,420,741 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared addition on line 2b(2), net loss from principal transactions in securities in trading accounts of $7,424,137 to "0485 SIPC REPORT December Actual", "Statement of Income (Loss)" worksheet tab provided by Kelly Seidito, SAO. No differences noted.

    b. Compared addition on line 2b(4) interest and dividend expense deducted in determining item of $398,115 to "0485 SIPC REPORT December Actual", "YTD P&L" worksheet tab provided by Kelly Seidito, SAO. No differences noted.

    c. Compared total interest and dividend expense on line 2c(9)(i) of $265,688 to "0495 SIPC REPORT December Actual", "YTD P&L" worksheet tab provided by Kelly Seidito, SAO. No differences noted.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of 2c(9)(i) of the total interest and dividend expense but not in excess of total interest and dividend income of $265,688. It is noted that although dividend expense was $398,115, dividend income was only $265,688. Since total interest and dividend expense cannot be in excess of interest and dividend income, the deduction is $265,688. No differences noted.

   b. Recalculated all subtotals and totals on Form SIPC-7T, pages 1 and 2, and the mathematical accuracy of the amounts listed in procedures 2 and 3. No differences noted.

   c. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2d of $32,977,305 and $82,443, of the Form SIPC-7T. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Spear, Leeds & Kellogg Specialists LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011

SIPC-7

(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(31-REV 5/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049673 FINRA DEC
SPEAR LEEDS & KELLOGG SPECIALISTS LLC
200 WEST STREET
NEW YORK, NY 10282-2102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kelly Seidito 917-343-8538

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 82,443
   B. Less payment made with SIPC-6 filed (exclude interest) (49,925)
      07/30/2010
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 32,518
   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 32,518
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 32,518 - WIRE
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Spear Leeds & Kellogg Specialists LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President
(Title)

Dated the 28 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked _____ Received _____ Reviewed _____

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 25,420,741
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	7,424,137
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	398,115
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	7,822,252
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 265,688	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	265,688
Total deductions	265,688
2d. SIPC Net Operating Revenues	$ 32,977,305
2e. General Assessment @ .0025	$ 82,443
	(to page 1 but not less than $150 minimum)